Exhibit 10.5

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made as of the 10th day of December 2020, among LINKBANCORP, Inc., a Pennsylvania Corporation (the “Corporation”), and The Gratz Bank, a Commonwealth of Pennsylvania chartered bank (the “Bank”), and Aaron M. Klinger, a Pennsylvania resident (“Employee”).

WITNESSETH:

WHEREAS, the Corporation, LINKBANK, a Pennsylvania-chartered bank and wholly-owned subsidiary of the Corporation (“LINKBANK”), GNB Financial Services, Inc., a Pennsylvania corporation (“GNB”), and the Bank, a wholly-owned subsidiary of GNB, have entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, at the Effective Time (as that term is defined in the Merger Agreement), and subject to and upon the terms and conditions of the Merger Agreement, GNB will merge with and into the Corporation, with the Corporation surviving, and immediately thereafter, LINKBANK will merge with and into the Bank, with the Bank surviving;

WHEREAS, Employee is currently an employee of GNB and the Bank and is a party to that certain Employment Agreement with GNB and the Bank, dated as of January 17, 2018, as amended on November 13, 2020 (the “Existing Agreement”);

WHEREAS, the Corporation and the Bank desire to employ Employee as Senior Vice President, Senior Risk Officer of the Bank, and Employee desires to serve as Senior Vice President, Senior Risk Officer of the Bank;

WHEREAS, concurrently with the execution of the Merger Agreement, the Corporation, the Bank and Employee desire to enter into this Agreement; and

WHEREAS, the Corporation, the Bank and Employee by this Agreement shall declare as null and void the Existing Agreement.

AGREEMENT:

NOW, THEREFORE, in consideration of the covenants hereinafter set forth, and intending to be legally bound hereby, the Parties agree, effective the date hereof, as follows:

1. Employment. The Bank and the Corporation hereby employ Employee and Employee hereby accepts employment with the Bank and the Corporation, under the terms and conditions set forth in this Agreement, effective from and after the Effective Time; provided, however, that in the event the Effective Time does not occur or the Merger Agreement is otherwise terminated, this Agreement shall thereupon become null and void.

2. Duties of Employee. Employee shall serve as the Senior Vice President, Senior Risk Officer of the Bank. Employee shall have such other duties and hold such other titles, as may be provided by the bylaws of the Bank and the Corporation and as may be given to him from time to time by the Boards of Directors of the Bank and the Corporation (collectively, the “Boards”).

3. Employment in Other Employment. Except as set forth herein, Employee shall devote all of his working time, ability and attention to the business of the Bank and the Corporation and/or their subsidiaries or affiliates, during the term of this Agreement. Employee shall notify the Chief Executive Officer of the Bank in writing before Employee engages in any other business or commercial duties or pursuit including but not limited to directorships of other companies. Under no circumstances may Employee engage in any business or commercial activities, duties or pursuits which compete with the business or commercial activities of the Bank and the Corporation and/or any of their respective subsidiaries or affiliates nor may Employee serve as a director or officer or in any other capacity in a company which competes with the Bank and the Corporation and/or any of their respective subsidiaries or affiliates. Employee shall not be precluded, however, from engaging in voluntary or philanthropic endeavors, from engaging in activities designed to maintain and improve his professional skills, or from engaging in activities incident or necessary to personal investments, so long as they are not in conflict with or detrimental to Employee’s rendition of services on behalf of the Bank and the Corporation and/or any of their respective subsidiaries or affiliates.

4. Term of Agreement.

(a) The term of Employee’s employment under this Agreement shall commence as of the Effective Time and shall continue through the second anniversary of the date on which the Effective Time occurs (the “Initial Term”), unless terminated earlier pursuant to Section 4(b) hereof. The Employment Period shall be extended automatically for one additional year at the end of the Initial Term, and then on each anniversary date thereafter, unless the Bank and the Corporation or Employee gives contrary written notice to the other not less than ninety (90) days before any such anniversary date. References in this Agreement to “Employment Period” shall refer to the Initial Term and any extensions of the Initial Term. It is the intention of the parties that this Agreement be “evergreen” unless (i) either party gives written notice to the other party of his or its intention not to renew this Agreement as provided above or (ii) this Agreement is terminated pursuant to Section 4(b) hereof.

(b) Notwithstanding the provisions of Section 4(a) of this Agreement, the Bank and the Corporation may terminate Employee’s employment at any time with or without Cause (as defined herein) upon written notice from the Boards to Employee. As used in this Agreement, “Cause” shall mean any of the following:

(i)

Employee’s conviction of or plea of guilty or nolo contendere to a felony, a crime of falsehood or a crime involving moral turpitude, or the actual incarceration of Employee for a period of ten (10) consecutive days or more;

(ii)

Employee’s failure to follow the good faith lawful instructions of the Boards, after written notice from the Bank and the Corporation and a failure to cure such violation within thirty (30) days of said written notice;

(iii)

Employee’s willful failure to substantially perform Employee’s duties to the Bank and the Corporation, other than a failure resulting from Employee’s incapacity because of physical or mental illness, as provided in subsection (d) of this Section 4, after written notice from the Bank and the Corporation and a failure to cure such violation within thirty (30) days of said written notice;

(iv)

Employee’s intentional violation of the provisions of this Agreement, after written notice from the Bank and the Corporation and a failure to cure such violation within thirty (30) days of said written notice;

(v)

dishonesty or gross negligence of Employee in the performance of his duties; provided Employee shall be given written notice from the Bank and the Corporation of the alleged gross negligence and thirty (30) days in which to cure such violation, if such violation is curable;

(vi)

Employee’s removal or prohibition from being an institutional-affiliated party by a final order of an appropriate federal or state banking agency pursuant to Section 8(e) or 8(g) of the Federal Deposit Insurance Act or any other federal or state regulation;

(vii)	Employee’s breach of fiduciary duty involving personal gain;

(viii)

unlawful harassment by Employee against employees, customers, business associates, contractors, or vendors of the Bank and the Corporation which results or may be reasonably expected to result in material liability to the Bank and the Corporation, as determined by the affirmative vote of two-thirds (2/3) of the disinterested independent members of the Boards, following an investigation of the claims by a third party unrelated to the Bank and the Corporation chosen by Employee and the Bank and the Corporation;

(ix)

the willful violation by Employee of the provisions of Sections 8, 9, or 10 hereof after notice from the Bank and the Corporation and a failure to cure such violation within thirty (30) days of said notice;

(x)	the willful violation by Employee of any law, rule or regulation governing banks or bank officers or any final cease and desist order issued by a bank regulatory authority;

(xi)	theft or abuse by Employee of the Bank’s or the Corporation’s property or the property of the Bank’s or the Corporation’s customers, employees, contractors, vendors, or business associates;

(xii)	any act of fraud, misappropriation or personal dishonesty by Employee;

(xiii)	conduct by Employee as determined by an affirmative vote of seventy-five percent (75%) of the disinterested members of the Boards which brings public discredit to the Bank and the Corporation and which results or may be reasonably expected to result in material financial or other harm to the Bank and the Corporation;

(xiv)

insubordination by Employee as determined by an affirmative vote of seventy-five percent (75%) of the Boards, after written notice from the Bank and the Corporation and a failure to cure such violation within thirty (30) days of said written notice; or

(xv)

the existence of any material conflict between the interests of the Bank and the Corporation and Employee that is not disclosed in writing by Employee to the Bank and the Corporation and approved in writing by the Boards.

Before taking any action under any subparagraphs above, Employee shall be entitled to appear before the Boards and present Employee’s position as to any issues about which Employee has been notified by the Boards in writing. Such appearance shall be within a reasonable period of time following written notice to Employee of the issues but in no event longer than thirty (30) days after the date of said written notice.

If Employee’s employment with the Bank and the Corporation is terminated for Cause, all of Employee’s rights under this Agreement shall cease as of the effective date of such termination, except for the right to receive the Accrued Benefits (as defined herein) and the rights under Section 20 hereof with respect to arbitration. As used in this Agreement, “Accrued Benefits” means (i) accrued but unpaid salary through the effective date of termination, (ii) a pro-rated bonus under Section 5(b), which shall be determined based on the number of days that Employee was employed by the Bank and the Corporation during the applicable calendar year; provided, however, that Employee shall only be entitled to receive a pro-rated bonus if his employment is involuntarily terminated by the Bank and the Corporation without Cause or Employee resigns for Good Reason, in each case during calendar years 2021 or 2022, (iii) any accrued but unused vacation time as of the effective date of termination, to the extent required by applicable law or the terms of any paid time-off policy of the Bank or the Corporation in effect from time to time, (iv) unreimbursed expenses (if any), in accordance with the expense reimbursement policies and procedures of the Bank and the Corporation in effect from time to time, (v) any vested benefits under the SERP as defined in Section 5(d), and (vi) other payments, entitlements or benefits, if any, in accordance with terms of the applicable plans, programs, arrangements or other agreements of the Bank and the Corporation (other than any severance plan or policy) as to which Employee held rights to such payments, entitlements or benefits, whether as a participant, beneficiary or otherwise on the date of termination.

(c) Notwithstanding the provisions of Section 4(a) of this Agreement, Employee may terminate his employment for Good Reason. The term “Good Reason” shall mean (i) any material reduction in Employee’s Annual Base Salary as in effect as of the Effective Time or as the same may be increased from time to time, (ii) a reassignment which requires Employee to move his principal residence or his office more than thirty (30) miles from the Bank’s and the Corporation’s principal office immediately prior to the Effective Time, (iii) any failure of the Bank and the Corporation to provide Employee with benefits at least as favorable as those enjoyed by Employee during the Employment Period under any of the pension (including 401(k)), life insurance, medical, health and accident, disability or other employee benefit plans of the Bank and the Corporation, or the taking of any action that would materially reduce any of such benefits unless such reduction is part of a reduction applicable to all similarly-situated employees; or (iv) any failure by the Bank and the Corporation to require any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the businesses and/or assets of the Bank and the Corporation to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Bank and the Corporation would be required to perform it if no such succession had taken place.

In order to terminate his employment for Good Reason, Employee must, within ninety (90) days of the occurrence of any of the foregoing events, provide notice to the Bank and the Corporation of the existence of the “Good Reason” condition and provide the Bank and the Corporation thirty (30) days in which to cure such condition. In the event that the Bank and/or the Corporation do not cure the condition within thirty (30) days of such notice, Employee may resign from employment for “Good Reason” within sixty (60) days of the end of the foregoing cure period by written notice (the “Notice of Termination”) delivered to the Bank and the Corporation.

(d) Notwithstanding the provisions of Section 4(a) of this Agreement, Employee’s employment with the Bank and the Corporation shall terminate automatically upon his death, and the Bank and the Corporation may terminate employee’s employment due to his Disability (as defined herein). If Employee’s employment with the Bank and the Corporation terminates due to his death or Disability, all of Employee’s rights under this Agreement shall cease as of the date of such termination, except for the right to receive the Accrued Benefits. For purposes of this Agreement, the term “Disability” shall mean that Employee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve months.

(e) Notwithstanding the provision of Section 4(a) of this Agreement, Employee may terminate his employment without Good Reason, in which case all of Employee’s rights under this Agreement shall cease as of the effective date of such termination, except for the right to receive the Accrued Benefits and rights under Section 20 hereof with respect to arbitration.

(f) Employee agrees that in the event that the Bank, the Corporation, or Employee provides notice of non-renewal of this Agreement under Section 4(a), the Bank and the Corporation shall have no further obligation under this Agreement, other than payment to Employee of the Accrued Benefits, as of the date of the expiration of this Agreement or until Employee voluntarily terminates his employment, whichever occurs earlier.

5. Employment Period Compensation.

(a) Annual Base Salary. For services performed by Employee under this Agreement, the Bank and the Corporation shall pay Employee an annual base salary during the Employment Period at the rate of ONE HUNDRED FIFTY THOUSAND AND 00/100 ($150,000.00) DOLLARS, per year, plus any raises approved by the Boards (the “Annual Base Salary”), minus applicable withholdings and deductions, payable at the same time as salaries are payable to other employees of the Bank and the Corporation. The term Annual Base Salary as utilized in this Agreement shall refer to Employee’s annual base salary as then in effect.

(b) Bonus. For services performed by Employee under this Agreement, the Bank and the Corporation may, from time to time, pay a bonus or bonuses to Employee as the Bank and the Corporation, in their sole discretion, deem appropriate. The payment of any such bonuses shall not reduce or otherwise affect any other obligation of the Bank and the Corporation to Employee provided for in this Agreement. Without limiting the generality of the foregoing, with respect to calendar years 2021 and 2022, Employee shall be entitled to receive a minimum annual bonus equal to $15,000, subject to his continued employment with the Bank and the Corporation through December 31 of the applicable calendar year, which bonus shall be paid to Employee by no later than March 15 of the following calendar year.

(c) Retention Bonus. Employee shall be paid a retention bonus equal to $18,000, which shall be payable in a lump sum within five (5) days following the date on which the Effective Time occurs.

(d) SERP. The Corporation and the Bank acknowledge that the Bank and Employee are parties to an executive supplemental retirement plan dated December 21, 2015 (“SERP”). The Corporation and the Bank agree not to terminate the SERP and agree to execute an amendment providing that the SERP will fully vest in the event Employee’s employment is involuntarily terminated by the Bank and the Corporation without Cause, Employee’s employment terminates upon the expiration of the Employment Period as a result of the Bank and the Corporation providing a notice of non-renewal of this Agreement under Section 4(a), or Employee resigns for Good Reason.

(e) Initial Stock Option Grant. As soon as reasonably practicable following the Effective Time, Employee shall be granted an award of incentive stock options under the LINKBANCORP 2019 Equity Incentive Plan (the “2019 Incentive Plan”), which stock option award shall represent the right to purchase 3,000 shares of common stock of the Corporation at an exercise price per share established by the Boards (or a committee thereof). The foregoing stock option award shall vest at a rate of 20% on each of the first five anniversaries of the grant date, subject to the terms and conditions of the 2019 Incentive Plan and the underlying award agreement. Notwithstanding the previous sentence, the options granted under this provision shall fully vest in accordance with the terms of the 2019 Incentive Plan.

(f) Paid Time-off. During the term of this Agreement, Employee shall be entitled to paid time-off in accordance with the manner and amount provided under the paid time-off plan currently in effect and approved by the Boards.

(g) Employee Benefit Plans. During the term of this Agreement, Employee shall be entitled to participate in or receive the benefits of any employee benefit plan currently in effect at the Bank and the Corporation, subject to the terms of said plan, until such time that the Boards authorize a change in such benefits. The Bank and the Corporation shall not make any changes in such plans or benefits which would adversely affect Employee’s benefits thereunder, unless such change occurs pursuant to a program applicable to all officers of the Bank and the

Corporation and does not result in a proportionately greater adverse change in the rights of or benefits to Employee as compared with any other officer of the Bank and the Corporation. Nothing paid to Employee under any plan or arrangement presently in effect or made available in the future shall be deemed to be in lieu of the salary payable to Employee pursuant to Section 5(a) hereof.

(h) Expenses. During the term of this Agreement, Employee shall be entitled to receive prompt reimbursement for all reasonable expenses incurred in carrying out his duties under this Agreement, which are properly accounted for, in accordance with the policies and procedures established by the Boards for officers of the Bank and the Corporation.

6. Termination of Employment Following a Change in Control.

(a) If a Change in Control (as defined in Section 6(c) of this Agreement) shall occur and Employee’s employment is involuntarily terminated by the Bank and the Corporation without Cause or Employee resigns for Good Reason, in each case within one hundred eighty (180) days of the Change in Control, Employee shall be entitled to receive his Accrued Benefits plus a lump sum payment equal to two (2) times his Annual Base Salary, which shall be paid to Employee within sixty (60) days following the date of his termination of employment. In addition, for a period of two (2) years from the date of termination of employment, or until Employee secures substantially similar benefits through other employment, whichever shall first occur, Employee shall receive a continuation of all life, disability, medical insurance and other normal health and welfare benefits in effect with respect to Employee during the two (2) years prior to his termination of employment. If the Bank and the Corporation cannot provide such benefits because Employee is no longer an employee, the Bank and the Corporation shall reimburse Employee in an amount equal to the monthly premium paid by him to obtain substantially similar health and welfare employee benefits which he enjoyed prior to termination, which reimbursement shall continue until the expiration of two (2) years from the date of termination of employment or until Employee secures substantially similar benefits through other employment, whichever shall first occur, subject to Code Section 409A if applicable.

Notwithstanding any provision of this Agreement to the contrary, Employee shall forfeit his rights to receive the payments and benefits set forth in Section 6(a) unless he executes a general release of claims in favor of the Bank and the Corporation in a form to be provided by the Bank and the Corporation, and such release becomes effective and irrevocable in accordance with its terms, on or before the date that is sixty (60) days after Employee’s termination of employment.

Notwithstanding any provision of this Agreement to the contrary, if any benefit or payment hereunder would be treated as a “parachute payment” under Code Section 280G, the Bank and the Corporation shall reduce such benefit or payment to the extent necessary to avoid treating such benefit or payment as a parachute payment. Employee shall be entitled to only the reduced benefit or payment and shall forfeit any amount over and above the reduced amount.

(b) Employee shall not be required to mitigate the amount of any payment provided for in this Section 6 by seeking other employment or otherwise. Unless otherwise agreed to in writing, the amount of payment or the benefit provided for in this Section 6 shall not be reduced by any compensation earned by Employee as the result of employment by another employer or by reason of Employee’s receipt of or right to receive any retirement or other benefits after the date of termination of employment or otherwise.

(c) As used in this Agreement, “Change in Control” shall mean:

(i)

any “person” or more than one person acting as a group (as such term is defined in Section 409A of the Code and any Internal Revenue Guidance and regulations under Section 409A of the Code), other than the Bank and the Corporation or any “person” who on the date hereof is a director or officer of the Bank and the Corporation, acquires ownership of stock of the Corporation or the Bank, together with stock held by such person constitutes more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Corporation or the Bank; or

(ii)

any “person” or more than one person acting as a group (as such term is defined in Section 409A of the Code and any Internal Revenue Guidance and regulations under Section 409A of the Code), acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Corporation or the Bank possessing thirty percent (30%) or more of the total voting power of the stock of the Corporation or the Bank; or

(iii)

a majority of the members of the Corporation’s Board of Directors is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the Corporation’s Board of Directors before the date of the appointment or election.

7. Rights in Event of Termination of Employment Absent Change in Control.

(a) In the event that Employee’s employment is involuntarily terminated by the Bank and the Corporation without Cause or Employee resigns for Good Reason, in each case other than within one hundred eighty (180) days of a Change in Control, then the Bank and the Corporation shall pay Employee his Accrued Benefits plus a lump sum payment equal to two (2) times his Annual Base Salary within sixty (60) days following the date of his termination of employment. In addition, for a period of two (2) years from the date of termination of employment, or until Employee secures substantially similar benefits through other employment, whichever shall first occur, Employee shall receive a continuation of all life, disability, medical insurance and other normal health and welfare benefits in effect with respect to Employee during the two (2) years prior to his termination of employment if the Bank and the Corporation cannot provide such benefits because Employee is no longer an employee, the Bank and the Corporation shall reimburse Employee in an amount equal to the monthly premium paid by him to obtain substantially similar health and welfare employee benefits which he enjoyed prior to termination, which reimbursement shall continue until the expiration of two (2) years from the date of termination of employment or until Employee secures substantially similar benefits through other employment, whichever shall first occur, subject to Code Section 409A if applicable.

Notwithstanding any provision of this Agreement to the contrary, Employee shall forfeit his rights to receive the payments and benefits set forth in Section 7(a) unless he executes a general release of claims in favor of the Bank and the Corporation in a form to be provided by the Bank and the Corporation, and such release becomes effective and irrevocable in accordance with its terms, on or before the date that is sixty (60) days after Employee’s termination of employment.

(b) Employee shall not be required to mitigate the amount of any payment provided for in this Section 7 by seeking other employment or otherwise. Unless otherwise agreed to in writing, the amount of payment or the benefit provided for in this Section 7 shall not be reduced by any compensation earned by Employee as the result of employment by another employer or by reason of Employee’s receipt of or right to receive any retirement or other benefits after the date of termination of employment or otherwise.

8. Covenant Not to Compete.

(a) Employee hereby acknowledges and recognizes the highly competitive nature of the business of the Bank and the Corporation and accordingly agrees that, during and for the applicable period set forth in Section 8(c) hereof, Employee shall not, except as otherwise permitted in writing by the Bank and the Corporation:

(i)

be engaged, directly or indirectly, either for his own account or as agent, consultant, employee, partner, officer, director, proprietor, investor (except as an investor owning less than 5% of the stock of a publicly owned company) or otherwise of any person, firm, corporation or enterprise engaged in (1) the banking (including bank and corporation holding company) or financial services industry, or (2) any other activity in which the Bank and the Corporation or any of their respective affiliates are engaged during the Employment Period, and remain so engaged at the end of the Employment Period, within a twenty (20) mile radius of the Bank’s main office located at 32 West Market Street, Gratz, Pennsylvania (the “Non-Competition Area”); or

(ii)

provide financial or other assistance to any person, firm, corporation. or enterprise engaged in (1) the banking (including bank and corporation holding company) or financial services industry, or (2) any other activity in which the Bank and the Corporation or any of its affiliates are engaged during the Employment Period, in the Non-Competition Area; or

(iii)

directly or indirectly solicit persons or entities who were customers or referral sources of the Bank and the Corporation or their respective affiliates within one year of Employee’s termination of employment, to a become customer or referral source of a person or entity other than the Bank and the Corporation or their respective affiliates; or

(iv)

directly or indirectly solicit employees of the Bank and the Corporation or their respective affiliates who were employed within one year of Employee’s termination of employment to work for anyone other than the Bank and the Corporation or their respective affiliates.

(b) It is expressly understood and agreed that, although Employee and the Bank and the Corporation consider the restrictions contained in Section 8(a) hereof reasonable for the purpose of preserving for the Bank and the Corporation and their respective subsidiaries their good will and other proprietary rights, if a final judicial determination is made by a court having jurisdiction that the time or territory or any other restriction contained in Section 8(a) hereof is an unreasonable or otherwise unenforceable restriction against Employee, the provisions of Section 8(a) hereof shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such other extent as such court may judicially determine or indicate to be reasonable.

(c) The provisions of this Section 8 shall be applicable, commencing on the Effective Time and ending as follows:

(i)

if Employee’s employment terminates as a result of Employee giving notice of non-renewal of this Agreement or if Employee voluntarily terminates his employment without Good Reason, the second anniversary date of the effective date of termination of employment; or

(ii)

if Employee’s employment terminates in accordance with the provisions of Section 4(b) of this Agreement (relating to termination with or without Cause), the second anniversary date of the effective date of termination of employment; or

(iii)	if Employee terminates his employment in accordance with Section 4(c) (relating to Good Reason termination), the second anniversary date of the effective date of termination of employment.

9. Unauthorized Disclosure. During the term of his employment hereunder, or at any later time, Employee shall not, without the written consent of the Boards or a person authorized thereby, knowingly disclose to any person, other than an employee of the Bank and the Corporation or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by Employee of his duties as an Employee of the Bank and the Corporation, any material confidential information obtained by him while in the employ of the Bank and the Corporation with respect to any of the Bank’s and the Corporation’s services, products, improvements, formulas, designs or styles, processes, customers, methods of business or any business practices the disclosure of which could be or will be damaging to the Bank and the Corporation; provided, however, that confidential information shall not include any information known generally to the public (other than as a result of unauthorized disclosure by Employee or any person with the assistance, consent or direction of Employee) or any information of a type not otherwise considered confidential by persons engaged in the same business or a business similar to that conducted by the Bank and the Corporation or any information that must be disclosed as required by law.

10. Work Made for Hire. Any work performed by Employee under this Agreement should be considered a “Work Made for Hire” as the phrase is defined by the U.S. patent laws and shall be owned by and for the express benefit of the Bank and the Corporation and their respective subsidiaries and affiliates. In the event it should be established that such work does not qualify as a Work Made for Hire, Employee agrees to and does hereby assign to the Bank and the Corporation, and their respective affiliates and subsidiaries, all of his rights, title, and/or interest in such work product, including, but not limited to, all copyrights, patents, trademarks, and propriety rights.

11. Return of Company Property and Documents. Employee agrees that, at the time of termination of his employment, regardless of the reason for termination, he will deliver to the Bank and the Corporation and their respective subsidiaries and affiliates, any and all company property, including, but not limited to, keys, security codes or passes, mobile telephones, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, software programs, equipment, other documents or property, or reproductions of any of the aforementioned items developed or obtained by Employee during the course of his employment.

12. Liability Insurance. The Bank and the Corporation shall obtain liability insurance coverage for Employee under an insurance policy with similar terms as that which is currently covering officers and directors of the Bank and the Corporation against lawsuits, arbitrations or other legal or regulatory proceedings.

13. Withholding. Any payments provided for hereunder shall be reduced by any taxes or other amounts required to be withheld by the Bank and the Corporation, and any benefits provided hereunder shall be subject to taxation if and to the extent provided, from time to time under applicable employment or income tax laws or similar statutes or other provisions of law then in effect.

14. Section 409A.

(a) The provisions of this Agreement and any payments made herein are intended to comply with, and should be interpreted consistent with, the requirements of Section 409A of the Code and any related regulations or other effective guidance promulgated thereunder (collectively, “Section 409A”). If any provision of this Agreement or any payment made hereunder fails to meet the requirements of Section 409A, neither the Bank, the Corporation nor any of their respective affiliates shall have any liability for any tax, penalty or interest imposed on Employee by Section 409A, and Employee shall have no recourse against the Bank, the Corporation or any of their respective affiliates for payment of any such tax, penalty, or interest imposed by Section 409A.

(b) Each installment payment payable under this Agreement shall be treated as a separate payment as defined under Treasury Regulation §1.409A-2(b)(2). If Employee is a “specified employee” (as determined under the Bank’s and the Corporation’s policy for identifying specified employees) on the date of Employee’s “separation from service” (within the meaning of Section 409A) and if any portion of any severance amount payable hereunder would be considered “deferred compensation” under Section 409A, such portion shall not be paid on any date prior to the first business day after the date that is six months following Employee’s separation from service. The first payment that can be made shall include the cumulative amount of any amounts that could not be paid during such six-month period. Notwithstanding the foregoing, payments delayed pursuant to this six-month delay requirement shall commence earlier in the event of Employee’s death prior to the end of the six-month period.

(c) Section 409A prohibits reimbursement payments from being made any later than the end of the calendar year following the calendar year in which the applicable expense is incurred or paid. Also under Section 409A, (i) the amount of expenses eligible for reimbursement during any calendar year may not affect the amount of expenses eligible for reimbursement in any other calendar year, and (ii) the right to reimbursement cannot be subject to liquidation or exchange for another benefit.

15. Notices. Except as otherwise provided in this Agreement, any notice required or permitted to be given under this Agreement shall be deemed properly given if writing and if mailed by registered or certified mail, postage prepaid with return receipt requested, to Employee’s residence, in the case of notices to Employee, and to the principal Employee offices of the Bank and the Corporation, in the case of notices to the Bank and the Corporation.

16. Waiver. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Employee and an officer specifically designated by the Boards. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

17. Assignment. This Agreement shall not be assignable by any party, except by the Bank and the Corporation to any successor in interest to their respective businesses.

18. Entire Agreement. This Agreement supersedes any and all agreements, either oral or in writing, between the parties with respect to the employment of Employee by the Bank and the Corporation, including, without limitation, the Existing Agreement, and this Agreement contains all the covenants and agreements between the parties with respect to employment.

19. Successors, Binding Agreement.

(a) The Bank and the Corporation will require any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the businesses and/or assets of the Bank and the Corporation to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Bank and the Corporation would be required to perform it if no such succession had taken place. Failure by the Bank and the Corporation to obtain such assumption and agreement prior to the effectiveness of any such succession shall constitute a breach of this Agreement. As used in this Agreement, “the Bank and the Corporation” shall mean the Bank and the Corporation, as defined previously and any successor to their respective businesses and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law or otherwise.

(b) This Agreement shall inure to the benefit of and be enforceable by Employee’s personal or legal representatives, executors, administrators, heirs, distributees, devisees and legatees. If Employee should die after a Notice of Termination is delivered by Employee, or following termination of Employee’s employment without Cause, and any amounts would be payable to Employee under this Agreement if Employee had continued to live, all such amounts shall be paid in accordance with the terms of this Agreement to Employee’s devisee, legatee, or other designee, or, if there is no such designee, to Employee’s estate.

20. Arbitration. The Bank and the Corporation and Employee recognize that in the event a dispute should arise between them concerning the interpretation or implementation of this Agreement, lengthy and expensive litigation will not afford a practical resolution of the issues within a reasonable period of time. Consequently, each party agrees that all disputes, disagreements and questions of interpretation concerning this Agreement (except for any enforcement sought with respect to Sections 8, 9, 10 or 11 which may be litigated in court, including an action for injunction or other relief) are to be submitted for resolution, in Gratz, Pennsylvania, to the American Arbitration Association (the “Association”) in accordance with the Association’s National Rules for the Resolution of Employment Disputes or other applicable rules then in effect (“Rules”). The Bank and the Corporation or Employee may initiate an arbitration proceeding at any time by giving notice to the other in accordance with the Rules. The Bank and the Corporation and Employee may, as a matter of right, mutually agree on the appointment of a particular arbitrator from the Association’s pool. The arbitrator shall not be bound by the rules of evidence and procedure of the Courts of the Commonwealth of Pennsylvania but shall be bound by the substantive law applicable to this Agreement. The decision of the arbitrator, absent fraud, duress, incompetence or gross and obvious error of fact, shall be final and binding upon the parties and shall be enforceable in courts of proper jurisdiction. Following written notice of a request for arbitration, the Bank and the Corporation and Employee shall be entitled to an injunction restraining all further proceedings in any pending or subsequently filed litigation concerning this Agreement, except as otherwise provided herein or any enforcement sought with respect to this Agreement, except as otherwise provided herein or any enforcement sought with respect to Sections 8, 9, 10 or 11 of this Agreement, including an action for injunction or other relief.

21. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

22. Applicable Law. This Agreement shall be governed by and construed in accordance with the domestic, internal laws of the Commonwealth of Pennsylvania, without regard to its conflicts of laws principles.

23. Headings. The section headings of this Agreement are for convenience only and shall not control or affect the meaning or construction or limit the scope or intent of any of the provisions of this Agreement.

24. Recission. This Agreement nullifies, rescinds and declares void the Existing Agreement. This Agreement supercedes and is the controlling document for the employment relationship between the parties.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ATTEST:	LINKBANCORP, Inc.

/s/ Carl D. Lundblad	/s/ Andrew Samuel
Andrew Samuel, CEO

ATTEST:	The Gratz Bank

/s/ Rebekah M. Stiely	/s/ Joseph C. Michetti, Jr.
Joseph C. Michetti, Jr., Chairman

WITNESS

/s/ Rebekah M. Stiely	/s/ Aaron M. Klinger
Aaron M. Klinger